EXHIBIT 16

March 15, 2004

Securities and Exchange Commission

450 5th Street, N.W.

Washington, D.C. 20549

Ladies and Gentlemen:

We have read the comments made regarding us in Item 4 of Form 8-K/A of Greene County Bancshares, Inc. dated March 11, 2004, and filed March 15, 2004, as contained in the last sentence of the second paragraph of Item 4 and the fourth paragraph of Item 4, and are in agreement with those statements. We are not in a position to agree or disagree with the other comments in Item 4.

/s/	Crowe Chizek and Company LLC
Crowe Chizek and Company LLC
Oak Brook, Illinois

cc:
Mr. Jerald Jaynes,
Audit Committee Chairman
Greene County Bancshares, Inc.